

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corp.
3rd Floor, JIA No.34, Shenggu Nanli
Chaoyang District, Beijing 100029
China

> **Re: Scienjoy Holding Corp.**
> **Registration Statement on Form F-1**
> **File No. 333-254818**
> **Filed March 29, 2021**

Dear Mr. He:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 at Jan Woo, Legal Branch Chief, (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lan Lou, Esq.